# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LAZYDAYS HOLDINGS, INC., CIK 0001721741
CUSIP: 52110H209
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 4042 Park Oaks Boulevard, Suite 350, Tampa, Florida (FL), 33610
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-010862
Filed by CIK 0001386928

## Reporting persons
- Park West Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,486,086; sole dispositive power 0; shared dispositive power 3,486,086; aggregate amount beneficially owned 3,486,086 (3.2% of the class)
  Comment: See Item 2 for additional information.
- Park West Investors Master Fund, Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,161,422; sole dispositive power 0; shared dispositive power 3,161,422; aggregate amount beneficially owned 3,161,422 (2.9% of the class)
  Comment: See Item 2 for additional information.
- Peter S. Park: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,486,086; sole dispositive power 0; shared dispositive power 3,486,086; aggregate amount beneficially owned 3,486,086 (3.2% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: LAZYDAYS HOLDINGS, INC.
Address of issuer's principal executive offices: 4042 Park Oaks Boulevard, Suite 350, Tampa, FL, 33610

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G (this "Schedule 13G") is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company ("PWAM"), (ii) Park West Investors Master Fund, Limited, a Cayman Islands exempted company ("PWIMF") and (iii) Peter S. Park ("Mr. Park" and, collectively with PWAM and PWIMF, the "Reporting Persons"). PWAM is the investment manager to PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company ("PWPI" and, together with PWIMF, the "PW Funds"). Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM.

As of June 30, 2025, PWIMF may be deemed to beneficially own 3,161,422 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Lazydays Holdings, Inc., including 266,612 shares of Common Stock exercisable from 266,612 prefunded warrants ("Prefunded Warrants").

As of June 30, 2025, PWPI may be deemed to beneficially own 324,664 shares of Common Stock, including 33,745 shares of Common Stock exercisable from 33,745 Prefunded Warrants.

The foregoing beneficial ownership percentage is based upon 110,294,164 shares of Common Stock, issued and outstanding as of June 13, 2025, based on information reported by the Company in its Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on June 23, 2025.
Address of principal business office or, if none, residence: The address for the Reporting Persons is: One Letterman Drive, Building C, Suite C5-900, San Francisco, CA 94129.
Citizenship: PWAM is organized under the laws of the State of Delaware. PWIMF is a Cayman Islands exempted company. Mr. Park is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
PWAM and Mr. Park - 3,486,086

PWIMF - 3,161,422
Percent of class:
PWAM and Mr. Park - 3.2%

PWIMF - 2.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
PWAM and Mr. Park - 3,486,086

PWIMF - 3,161,422
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
PWAM and Mr. Park - 3,486,086

PWIMF - 3,161,422

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement, dated as of March 26, 2018, by and among Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on March 26, 2018).

## Signatures
- Park West Asset Management LLC: /s/ Melissa Victoria Frayer, Melissa Victoria Frayer, Senior Legal Officer and Chief Compliance Officer (08/14/2025)
- Park West Investors Master Fund, Limited: /s/ Melissa Victoria Frayer, Melissa Victoria Frayer, Senior Legal Officer and Chief Compliance Officer of Park West Asset Management LLC, Investment Manager (08/14/2025)
- Peter S. Park: /s/ Peter S. Park, Peter S. Park (08/14/2025)